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                                                        MEDIA CONTACT:
                                                        TOM NICHOLSON (847)
                                                        286-5231
                                                          FOR IMMEDIATE RELEASE

                       SEARS COMMENCES CASH TENDER OFFER
                        FOR MAXSERV, INC. COMMON STOCK

  CHICAGO, Illinois -- Sears, Roebuck and Co. [NYSE: S] today announced that its wholly-owned subsidiary, Max Acquisition Delaware Inc., has commenced a $7.00 per share cash tender offer for all outstanding shares of common stock of MaxServ, Inc. [Nasdaq SmallCap MarketSM: MXSV] not currently held by Sears. Sears owns approximately 64.4% of the outstanding shares as of November 30, 1996. The offer is not conditioned on any minimum number of shares being tendered or upon the approval of the Board of Directors of MaxServ or any committee of the MaxServ Board. Following consummation of the tender offer, Sears intends to acquire any remaining MaxServ shares in a cash merger at the same price as paid in the offer.

  Representatives of Sears and members of a Special Committee of the MaxServ Board of Directors have previously sought to negotiate an offer on terms agreeable to the parties. Such negotiations, however, have been unsuccessful to date and Sears proposal to offer $7.00 per share in cash was rejected by the Special Committee.

  Sears today sent the following letter to the MaxServ Board:

  Dear Members of the Board:

    I am writing to advise you that our wholly-owned subsidiary, Max Acquisition Delaware Inc., has today commenced a cash tender offer to purchase all of the outstanding shares of MaxServ, Inc. common stock (the "Shares") that it does not already own for $7.00 per share. This price represents a 43% premium to the $4.88 per share closing price for the Shares on December 4, 1996, the last trading day prior to Sears announcement of its interest in acquiring the outstanding Shares. We believe this offer is fair to all stockholders (other than Sears) and have obtained the opinion of Merrill Lynch & Co. that this offer is fair, from a financial point of view, to the holders of Shares other than Sears.

    As you know, we have attempted to negotiate a transaction with the Special Committee. At present, however, given the rejection of Sears proposal to offer $7.00 per Share by the Special Committee and our inability to resolve our differences over the value attributable to the Shares held by the minority stockholders, Sears has determined that it is desirable to commence this tender offer to enable minority stockholders to benefit from this attractive opportunity in a timely manner and to end the uncertainties which have arisen out of this lengthy process.

                                          Very truly yours,

                                          /s/ Alan J. Lacy
                                          -------------------------------------
                                          Executive Vice President and
                                          Chief Financial Officer

  Merrill Lynch & Co. will act as Dealer Manager for the tender offer. The consummation of the tender offer is subject only to customary conditions and is not subject to the tender of a minimum amount of shares. D.F. King & Co., Inc. will act as Information Agent for the tender offer.

  Sears, Roebuck and Co. owns and operates more than 2,300 department and specialty stores in the United States, including HomeLife furniture, Sears Hardware, and automotive parts and tire outlets, which include 390 Western Auto stores. Sears retail network also extends to over 400 Sears-authorized dealer stores and over 900 independently owned and operated Western Auto retail locations. Sears, Roebuck and Co. is a majority owner of Sears Canada and Sears Mexico. The Hoffman Estates, Illinois-based company had annual revenue of more than $38 billion in 1996.